77D.  Policies With Respect to Security Investments

Effective on August 1, 1999, the Utility Fund changed its investment objective in order for the Fund to more appropriately convey its investment approach. The Fund's previous objective was to seek a high level of current income by investing in securities of public utilities, with capital appreciation being a secondary objective. Effective on August 1, 1999, the Fund's objective is to seek current income and capital appreciation by investing primarily in securities of public utilities.

77I.  Terms of New or Amended Securities

Effective on August 1, 1999, the Growth/Value Fund offered a new class of shares, designated Class C shares. Class C shares are sold with a maximum 1.25% front-end sales load and are subject to a 1.00% contingent deferred sales load (if they are redeemed within a year of their purchase) and 12b-1 fees of up to 1.00% of average net assets.


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